

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

      Re: **Honeywell International Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 17, 2012
              File No. 001-08974

Dear Ms. Winters:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Lyn Shenk

                            Lyn Shenk
                            Branch Chief